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                                STI CLASSIC FUNDS

December 19, 2006

VIA EDGAR
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U.S. Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549

Attention:  Mary Cole, Esq.

Re: Delaying Amendment for STI Classic Funds (the "Registrant") Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-138851)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed reorganization of the STI Classic Balanced Fund into the STI Classic Life Vision Moderate Growth Fund, each a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on November 20, 2006 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts on the 19th day of December, 2006.

If you have any questions or comments, please do not hesitate to contact me at
(617) 824-1381 or Cynthia Surprise at (617) 824-1369.


STI Classic Funds

/s/ Jennifer A. English

Jennifer A. English
Assistant Secretary
STI Classic Funds